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May 14, 2024

Via EDGAR

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Re:	Lakeside Holding Limited

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-278416

Dear Mr. Lo, Ms. Buskirk, Ms. Rios and Ms. Nicholson:

On behalf of our client, Lakeside Holding Limited, a Nevada corporation (the “Company”), we are filing the Amendment No. 2 to the Company’s registration statement on Form S-1 (File No. 333-278416) (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchanges Commission.

The Company has included in the Registration Statement an updated estimated price range for this offering and its unaudited condensed consolidated financial statements for the three and nine months ended March 31, 2023 and 2024.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Henry Liu, Chief Executive Officer, Lakeside Holding Limited

Richard A. Friedman, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP